FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934**

For the month of August 2002

Canadian 88 Energy Corp

(Translation of registrant's name into English)

Suite 700, 400 Third Avenue SW, Calgary, Alberta, Canada T2P 4H2

(Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ______ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian 88 Energy Corp.

By: [signature]

Date: August 6, 2002

Name: Stephen Soules
Title: Senior Vice President, Finance & Chief Financial Officer

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Canadian 88 Announces Second Quarter Results

(All amounts are in Canadian dollars, unless stated otherwise)

Canadian 88 Energy Corp. ("Canadian 88") announced today its results for the second quarter ended June 30, 2002. Despite a limited capital budget, the Company was successful in keeping production relatively stable. For the three months ended June 30, 2002 production averaged 10,480 barrels of oil equivalent per day ("boe/d"), six percent below the first quarter production rate of 11,125 boe/d. Approximately two-thirds of the production decline from the first quarter to the second quarter of 2002 is due to unanticipated well workovers at Blackstone and Strachan, and two temporary compressor failures at Olds. Excluding production from the Waterton and Caroline properties, which were sold effective April 27, 2001, production is six percent below the same period in 2001.

Canadian 88 Energy Corp. recently announced changes to senior management. Stephen Savidant, former President and CEO of Canadian Hunter, was retained as President and Chief Executive Officer. Stephen Soules and Blake Fleming, both former senior officers at Canadian Hunter, joined as Sr. Vice President, Finance and CFO, and Sr. Vice President and COO, respectively.

A number of significant and unusual costs amounting to $8.0 million were recognized by Canadian 88 in the quarter. Site restoration costs, including a settlement for land access associated with a 1999 condensate leak and other specific clean up plans were approximately $3.6 million. Restructuring costs, primarily associated with severance expenses, made up the remaining $4.4 million.

On June 24 the Company announced the completion of the secondary offering of the 19 percent interest in Canadian 88 Energy Corp. held by Duke Energy. Duke no longer holds an interest in Canadian 88. Two Directors, Mr. Lon Mitchell and Mr. Bruce Williamson, both of whom are employees of Duke, stepped down from the Board upon closing of the transaction. Canadian 88 would like to express its appreciation to these gentlemen for their contributions to the Company.

Canadian 88 Energy Corp.
Consolidated Highlights
(Unaudited)
June 30, 2002
(All amounts in thousands, except per share data)

	Three months ended June 30, 2002			Six months ended June 30, 2002		
FINANCIAL	**2002**	2001	% Change	**2002**	2001	% Change
Production revenue	**$23,697**	$41,190	(42)	**$43,518**	$107,095	(59)
Cash flow from operations	**$324**	$20,743	(98)	**$9,657**	$55,926	(83)
Net earnings (loss)	**$(5,724)**	$7,204	(179)	**$(4,459)**	$19,354	(123)
PER SHARE						
Cash flow from operations	**$0.00**	$0.16	(100)	**$0.07**	$0.42	(83)
Net earnings (loss)	**$(0.04)**	$0.05	(180)	**$(0.03)**	$0.14	(121)
Average common shares *(000's)*				**135,710**	133,646	2
OPERATIONAL						
PRODUCTION VOLUMES						
Crude oil *(bbls/d)*	**698**	292	139	**647**	326	98
Natural gas liquids *(bbls/d)*	**1,447**	1,707	(15)	**1,488**	1,712	(13)
Oil and NGLs *(bbls/d)*	**2,145**	1,999	7	**2,135**	2,038	5
Natural gas *(mmcf/d)*	**50.0**	60.4	(17)	**52.0**	66.2	(21)
SALES PRICES						
Crude oil *($/bbl)*	**$30.64**	$26.00	18	**$27.19**	$24.35	12
Natural gas liquids *($/bbl)*	**$31.26**	$39.41	(21)	**$28.61**	$42.44	(33)
Oil and NGLs *($/bbl)*	**$31.06**	$37.45	(17)	**$28.18**	$39.55	(29)
Natural gas *($/mcf)*	**$3.91**	$6.26	(38)	**$3.50**	$7.74	(55)
CAPITAL EXPENDITURES						
Exploration and development	**$5,713**	$26,200	(78)	**$10,843**	$47,263	(77)
Plants, facilities and pipelines	**$1,023**	$4,501	(77)	**$4,505**	$9,430	(52)
Land and lease	**$942**	$1,726	(45)	**$1,224**	$4,349	(72)
	$7,678	$32,427	(76)	**$16,572**	$61,042	(73)

Management's Discussion and Analysis

Management's discussion and analysis of the financial conditions and results of operations ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2002, the unaudited interim consolidated financial statements for the six months ended June 30, 2002 and the audited consolidated financial statement and MD&A for the year ended December 31, 2001.

CONSOLIDATED FINANCIAL SUMMARY

Natural gas prices for the first half of 2002 were dramatically lower than the same period in 2001. The consolidated financial results reflect the combination of lower natural gas prices, property dispositions at Waterton and Caroline and restructuring charges, partially offset by lower interest charges and depletion expense. Funds from operations totaled $0.3 million for the three months ended June 30, 2002 and $9.7 million for the six months, affected by the $8.0 million of unusual costs. These funds were down from $20.7 million for the three months and $55.9 million for the six months of 2001. The Company reported a net loss of $5.7 million for the three months and a net loss of $4.5 million for the six months of 2002 compared to net earnings of $7.2 million for the three month period and $19.4 million for the six month period of 2001.

PRODUCTION

Natural Gas
The decline in Canadian 88's volumes is mainly due to the April 2001 property dispositions. In 2001, the Waterton properties produced 10.1 million cubic feet per day ("mmcf/d") of gas in the first half and 5.5 mmcf/d in the second quarter.

For the three months ended June 30, 2002, natural gas production declined 17 percent to 50.0 mmcf/d compared to 60.4 mmcf/d in the second quarter of 2001. Natural gas production for the second quarter was seven percent lower than the first quarter of 2002. Approximately two-thirds of this decline is due to unanticipated events, including well workovers at Blackstone and Strachan, and two temporary compressor failures at Olds. Natural gas volumes of 52.0 mmcf/d for the six months ended June 30, 2002 were 21 percent lower than the same period in 2001.

Oil and Natural Gas Liquids ("NGLs")
Oil production increased to 698 barrels per day ("bbls/d") in the second quarter, up 139 percent compared to the second quarter of 2001 and up 98 percent from the first half. The increase in production is largely due to the successful heavy oil program in Saskatchewan.

NGL production of 1,447 bbls/d in the second quarter was 15 percent lower than the same period in 2001. Natural gas liquids production of 1,488 bbls/d in the first six months of 2002 was 13 percent lower than the same period in 2001.

Total equivalent production for the second quarter was 10,480 boe/d, bringing the total production to 10,801 boe/d for the first half of 2002, a 17 percent decrease over the same six month period in 2001. Natural gas represented 80 percent of the second quarter production mix.

PRICES AND PRODUCT MARKETING

Natural Gas

Canadian 88 realized an average natural gas price of $3.91 per thousand cubic feet ("mcf") for production in the second quarter, down 38 percent compared to the second quarter of 2001, but up 33 percent compared to the first quarter of 2002. Canadian 88's gas price averaged $3.50 per mcf for the first six months of 2002, down 55 percent compared to the same period in 2001.

Crude Oil and Natural Gas Liquids

Crude oil prices increased while natural gas liquids prices decreased in the second quarter. Oil prices averaged $30.64 per barrel ("bbl") for the three months, up 18 percent from the same period in 2001, and up 12 percent for the first six months, mainly due to narrow heavy oil differentials. Canadian 88's natural gas liquids price averaged $31.26 per bbl, down 21 percent over the second quarter of 2001, and down 33% for the first six months.

Hedging Commitments

Financial contracts to date include 5,000 GJ/d for the term of May to December 2002 at a price of $4.90/GJ; 5,000 GJ/d for June to October 2002 at a price of $4.85/GJ; and 200 bbl/d of heavy oil for the term May 2002 to December 2003 at a price of US$24.85/bbl (C$39.14), less a heavy oil differential (LLB) of US$8.06/bbl (C$12.69). In total, this represents approximately 20 percent of current production.

ROYALTIES

Lower natural gas prices have resulted in lower royalties. Royalty expense was $5.9 million in the second quarter, or 25 percent of revenue. Second quarter 2002 royalties include a $667,000 adjustment to move freehold mineral taxes from operating costs to royalties. This method of reporting freehold mineral taxes is consistent with industry practice. Year to date, royalties are $9.2 million, or 21 percent of revenue compared to $26.7 million, or 25 percent of revenue, in the same six month period of 2001.

OPERATING COSTS

Operating costs per unit of production for the second quarter of 2002 were $6.88 per boe, up six percent compared to the second quarter of 2001. The increase in operating costs is due to unanticipated well workovers at the 4-10 Blackstone well, the 15-33 Strachan well and mechanical problems with two compressors at Olds.

For the first six months of 2002 operating costs were $5.88 per boe as compared to $5.67 per boe for the same period in 2001.

GENERAL AND ADMINISTRATIVE

Excluding restructuring expenses, general and administrative expenses for the second quarter of 2002 were $2.18 per boe, up slightly from $2.07 per boe for the second quarter of 2001.

DEPLETION, DEPRECIATION & AMORTIZATION

Canadian 88 recognized a ceiling test writedown in the third quarter of 2001. As a result, the depletion, depreciation, and amortization rate decreased from $10.79 per boe for the six months ended June 30, 2001, to $6.73 per boe for the six months ended June 30, 2002. Depletion expense for the six months ended June 30 decreased from $25.1 million in 2001 to $13.2 million in 2002.

INTEREST EXPENSE

Interest expense dropped from $4.12 per boe in the first half of 2001 to $0.75 per boe in the first half of 2002 as a result of lower debt levels. At June 30, 2002 bank debt was $72.9 million.

TAXES

Canadian 88 did not pay any current income taxes in 2002, with the exception of Large Corporations Tax. The Company currently has significant tax pools available to shelter income and does not expect to be taxable in the near future.

CAPITAL EXPENDITURES

Exploration and development ("E&D") capital expenditures of $7.7 million during the second quarter were 76 percent lower than the same period in 2001. Capital spending to date in 2002 is $16.6 million, significantly below the $61.0 million spent for the same period in 2001.

PROPERTY REVIEW

For the three months ended June 30, 2002, the Company drilled or participated in drilling nine gross (5.3 net) wells resulting in seven gross (3.3 net) gas wells, one gross (1.0 net) oil well, and one (1.0 net) dry hole for a success rate of 89 percent gross (81 percent net).

Olds
During the second quarter of 2002, Olds field production averaged 27.8 mmcf/d of sales gas and 916 bbl/d of oil and NGLs for a total of 5,549 boe/d. The Company has drilled one gross (0.375 net) well this year and is currently drilling a horizontal re-entry at 1-11-31-1W5.

Three Hills
Natural gas production at Three Hills remains flat with one gross (0.375 net) well drilled in the second quarter.

Medallion/High River
During the second quarter of 2002, the Company participated in drilling four gross (2.3 net) wells at Medallion and drilled one gross (0.3 net) well in the High River area. Recent Lower Manville completions at High River are encouraging.

Blackstone
At Blackstone, the 4-10 well has been restricted to approximately five mmcf/d net sales gas by facility and plant capacity constraints. Ongoing efforts by the plant operator have resulted in an increase in net sales gas production from this well to approximately seven mmcf/d as of the end of July. It is anticipated that this higher production rate will continue through at least the third quarter.

Saskatchewan
In the Saskatchewan area, the Company drilled two gross (2.0 net) oil wells, one of which was successful.

2002 OUTLOOK

Canadian 88's outlook reflects stable production levels as the Company's management team continues its organizational restructuring and asset review. The management team is currently developing a new business strategy which will be announced in early fall.

Business Environment
Canadian 88's medium and long term outlook for the North American natural gas industry remains positive. The industry is currently experiencing low natural gas prices due to high storage levels in Canada and a general concern about US economic recovery. We anticipate ongoing volatility throughout the summer with prices strengthening by the end of the year.

Western Canada
The Company continues to focus its efforts on deep stratigraphic and Foothills structural plays in western Alberta. Canadian 88 continues to manage land expiry issues. Undeveloped land totals over 424,000 net acres with prospects concentrated mainly on the Swan Hills and Leduc formations. The Company commenced drilling a 50 percent net working interest Swan Hills test at Ram River 4-8-37-9W5. Results will be available in the fall.

Offshore Nova Scotia
The Company's 50 percent working interest in 1.48 million acres in the emerging offshore Nova Scotia deep-water play is another long term, high impact prospect with excellent exploration potential. Canadian 88's future level of involvement in deep-water offshore exploration is being reviewed as part of the overall exploration portfolio strategy.

2002 Forecast
Year to date, production is essentially on budget. Olds production has held up relatively well given lack of area drilling. A two-week turnaround is scheduled at the Olds plant in September. We expect to see some incremental production from High River and Swalwell by year-end. Canadian 88's current forecast of production for 2002 remains at 10,700 boe/d. This represents a 13 percent decrease over 2001 production largely due to the sale of the Waterton and Caroline properties.

The following table shows our 2002 production forecast by product:

Natural gas	52 mmcf/d
NGLs	1,400 bbls/d
Crude oil	650 bbls/d

Royalties in 2002 are expected to be 22 percent of revenue, net of the Alberta Royalty Tax Credit (ARTC). The Company anticipates lower operating expenses in the second half of 2002. Unit operating costs are expected to average $5.50 per boe for the year. The 2002 capital budget is $40 million.

The Company is pleased with the number of quality exploration opportunities on its lands. However, capital spending discipline and cost control will be priorities as we work to build shareholder value.

Canadian 88 will be conducting a conference call at 9:00 am Eastern Time (7:00 am Mountain Time), on Thursday, August 1, 2002. Callers from the Toronto area may dial 416-640-4127 and all other participants may dial the toll-free number 1-888-881-4892 to join the call. A taped recording will be available by dialing 1-877-289-8525 or 416-640-1917. The passcode is 200079#.

This call will be broadcast live on the Internet, and may be accessed at http://www.newswire.ca/webcast/pages/Canadian8820020801/ or by visiting our website www.cdn88energy.com

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Reader's Advisory:

Certain comparative amounts have been reclassified to conform to current period presentation.

All numbers stated in barrel of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated.

The corporate information contained in these pages contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Canadian 88 at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Canadian 88 that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Canadian 88 Energy Corp.
Consolidated Balance Sheet
(Unaudited)
June 30, 2002
(Stated in thousands of dollars)

	June 30 2002	December 31 2001 (audited)
Assets		
Current assets		
Accounts receivable	$ 10,644	$ 16,897
Prepaid expenses	7,183	7,061
	17,827	23,958
Future income tax asset (note 5)	14,000	14,000
Other assets	6,721	6,924
Capital assets, at cost less accumulated depletion and amortization	236,011	232,599
	$ 274,559	$ 277,481
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 24,002	$ 21,583
Long-term debt (note 1)	72,876	78,250
Site restoration provision (note 4)	4,225	3,458
	101,103	103,291
Shareholders' Equity		
Share capital (note 2)	315,528	311,803
Retained earnings (deficit)	(142,072)	(137,613)
	173,456	174,190
	$ 274,559	$ 277,481
Weighted average shares outstanding	135,709,539	133,555,221

Canadian 88 Energy Corp.
Consolidated Statement of Income and Retained Earnings (Deficit)
(Unaudited)
For the Period Ended June 30, 2002
(Stated in thousands of dollars)

		Three Months Ended		Six Months Ended	
		June 30 2002	June 30 2001	June 30 2002	June 30 2001
Revenue:					
Oil and gas	$	23,697	41,190	43,518	107,095
Royalties, net of royalty tax credit		(5,938)	(9,319)	(9,181)	(26,685)
		17,759	31,871	34,337	80,410
Expenses:					
Production and operating		6,564	6,252	11,501	13,408
Depletion, depreciation and amortization		6,586	12,962	13,160	25,069
Interest on bank debt		744	3,727	1,470	9,756
General and administrative		2,083	2,273	3,464	3,485
Restructuring costs		4,357	0	4,429	0
Future site restoration and other		4,062	225	4,444	450
		24,396	25,439	38,468	52,168
Earnings (loss) before income taxes		(6,637)	6,432	(4,131)	28,242
Provision for income taxes - Future (reduction)		(1,100)	(1,025)	0	8,300
- Current		187	253	328	588
Income taxes		(913)	(772)	328	8,888
Net earnings (loss)		(5,724)	7,204	(4,459)	19,354
Retained earnings (deficit), beginning period		(136,348)	13,993	(137,613)	1,843
Retained earnings (deficit), end of period	$	(142,072)	21,197	(142,072)	21,197
Earnings (loss) per share		($0.04)	$0.05	($0.03)	$0.14

Canadian 88 Energy Corp.
Consolidated Statement of Cash Flow
(Unaudited)
For the Period Ended June 30, 2002
(Stated in thousands of dollars)

		Three months Ended		Six Months Ended	
		June 30 2002	June 30 2001	June 30 2002	June 30 2001
Operating activities:					
Net earnings (loss)	$	(5,724)	7,204	(4,459)	19,354
Add: Items not requiring cash outlay					
Depletion, depreciation and amortization		6,586	12,962	13,160	25,069
Future site restoration		467	225	767	450
Future income taxes (reduction)		(1,100)	(1,025)	0	8,300
Amortization of loan placement fees		95	1,377	189	2,753
Funds from operations		324	20,743	9,657	55,926
Net change in working capital		13,208	(3,502)	9,825	(2,478)
		13,532	17,241	19,482	53,448
Financing activities:					
Issue of shares		3,611	894	3,725	1,189
Repayment of long-term debt		(9,310)	(163,853)	(5,374)	(163,008)
		(5,699)	(162,959)	(1,649)	(161,819)
Investing activities:					
Exploration and development expenditures		(7,678)	(32,427)	(16,572)	(61,042)
Sale of capital assets		0	167,882	203	167,882
Other assets		203	168	0	168
		(7,475)	135,623	(16,369)	107,008
Changes in non-cash working capital		(358)	(1,752)	(1,464)	1,363
Increase (decrease) in cash position for the period		0	(11,847)	0	0
Opening cash position		0	11,847	0	0
Closing cash position	$	0	0	0	0
Cash flow from operations per common share		$0.00	$0.16	$0.07	$0.42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The interim unaudited consolidated financial statements of Canadian 88 Energy Corp. (the Company) have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim unaudited financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001.

1. Long Term Debt

The Company has a $95 million syndicated credit facility with three Canadian chartered banks. The facility is available by way of Canadian and US dollar prime rate based loans, LIBOR advances, bankers' acceptances and letters of credit. The credit facility is fully revolving until April 30, 2003 and may be extended at the mutual agreement of the Company and its lenders for an additional 364 days.

Effective January 1, 2002 the Company prospectively adopted the new CICA recommendations with respect to debt classification.

2. Share Capital

At June 30, 2002, there were 137,116,964 (2001 – 133,983,647) voting common shares issued and outstanding and 7,939,946 options outstanding to purchase common shares under the Company's stock option plan at an average exercise price of $3.12.

Changes to the Company's stock option plan during the six month period ended June 30, 2002 are summarized below:

	Shares 000's	Weighted Average Exercise Price
Outstanding at January 1, 2002	9,563	$3.02
Granted	896	2.52
Exercised	(1,879)	2.08
Cancelled	(640)	3.81
Options outstanding at June 30, 2002	7,940	$3.12

Effective January 1, 2002 the Company prospectively adopted the new recommendations of the CICA with respect to the accounting for stock-based compensation and other stock-based payments. In accordance with the new standard, the Company elected to continue its policy that no compensation is recorded on the grant of employee stock options and that consideration paid on the exercise of such options is recorded as share capital. In addition, the new standard requires a fair value based method of accounting for other stock-based payments. During the six months ended June 30, 2002, the Company granted 896,113 stock options within the

Company's stock option plan. The Company also granted 1,145,887 options under stand-alone option agreements at an average exercise price of $2.30. These 1,145,887 options were pre-approved by the TSX and were granted as an inducement to new officers of the Company to enter into employment contracts with the Company. The total number of options granted under the Company's share compensation arrangements is less than 10 percent of the Company's outstanding shares. Had compensation cost for the stock options granted during the period been determined on a fair value based method, the net income for the six months ended June 30, 2002 would have decreased by $550,000.

3. Financial Instruments

The Company entered into the following commodity price derivative contracts to reduce the volatility of commodity prices and ensure funds are available to support planned capital expenditures.

Natural gas price swaps:

Volume (GJ/d)	5,000
Price ($/GJ@AECO)	$4.90
Term	May 1, 2002 – December 31, 2002
Volume (GJ/d)	5,000
Price ($GJ@AECO)	$4.85
Term	June 1, 2002-October 31,2002
Heavy Oil Swap (LLB)	
Volume (bbls/d)	200
Effective Price	$16.79 US/bbl
Term	May 1, 2002-December 31, 2003

Carrying Amounts and Estimated Fair Values of Financial Instruments:

Asset (Liability) at June 30, 2002

(thousands of dollars)	Carrying Value	Fair Value	Unrecognized
Natural Gas Price Contracts	$NIL	$1,305	$1,305
Oil Contracts	$NIL	$NIL	$NIL

4. Future Site Restoration and Environmental Obligations

The Company is liable for its share of the ultimate reclamation of the working interest properties upon abandonment and for its ongoing environmental obligations. Ongoing environmental obligations and future reclamation costs are expected to be funded out of cash flow.

During the three month period ended June 30, 2002, the Company recognized $4.1 million of future site restoration costs. These costs include a settlement for land access associated with a condensate spill as well as costs incurred for the period and approximately $1.2 million of estimated future cleanup costs.

5. Future Income Taxes

At June 30, 2002, the Company's estimated tax deductions of $300 million exceeded the corresponding book values by approximately $64 million. The Company has a $14 million future tax asset at June 30, 2002 relating to $30 million of the excess amount; however it has not recorded a future tax asset on the remaining $34 million. The valuation allowance at June 30, 2002 has been increased to $18.5 million.

6. Related Party Transactions

On June 24, 2002, Duke Energy sold its approximately 19 percent interest in the Company's common shares.

During the six months ended June 30, 2002, the Company sold approximately 50 percent of its natural gas to Duke Energy Marketing Limited Partnership. The gas sales were at competitive prices and there were no fees charged.

7. Restructuring Costs

During the three months ended June 30, 2002, the Company recognized $4.4 million of restructuring costs associated with employee and director severances. These costs include payments incurred to date and a provision for $2.1 million of planned expenditures. The costs do not include any expenses related to the compensation of new employees.

8. Ceiling Test

In calculating the ceiling test at June 30, 2002, prices of $2.84 per mcf for natural gas, $30.43 per bbl for natural gas liquids and $26.80 per bbl for oil were used. These prices represent the average prices received by the Company for its June 2002 production. Based on these average prices, the Company's ceiling test amount exceeded the net capitalized costs. Published market prices for gas at June 30, 2002 were significantly lower than the average price received by the Company in June. If the Company had used the June 30, 2002 market price, the ceiling test amount would have been less than the net capitalized costs.

For further information: Marian Kanik, Manager, Planning and Investor Relations, mkanik@cdn88energy.com, (403) 974-8898 or Steve Soules, Senior Vice President, Finance and Chief Financial Officer, (403) 216-8561.